LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

[redacted]

09046843

SUPPL

RECEIVED
2009 AUG 21 A 6:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 August 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 7 August 2009, re: Intention to Deal in Securities by Principal Officers during Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Dlw 8/28

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

RECEIVED 2009 AUG 27 P 12: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 07/08/2009 05:29:55 PM

Reference No LI-090807-42CAE

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Intention to Deal in Securities by Principal Officers during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)

The Company is now in a closed period for dealings in its securities by its Directors and principal officers pending the announcement of its results for the fourth quarter ended 30 June 2009.

The Company has today received notifications from principal officers of the Company of their intention to deal in the securities of the Company during closed period.

Their current direct and indirect shareholdings in the Company are as set out in Table 1 hereunder.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Direct Interest		Indirect Interest*	
	Number of Shares	% of Issued Share Capital	Number of Shares	% of Issued Share Capital
Chan Siew Chong	36,000	Negligible	71,250	N/A
Lee Khian Lai	24,000	Negligible	107,000	N/A

* Options granted pursuant to the Executive Share Option Scheme of Lion Industries Corporation Berhad ("LICB") to subscribe for ordinary shares in LICB.

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

- 7 AUG 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

11 August 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 10 August 2009, re: Dealings in Securities by a Principal Officer during Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

RECEIVED
2009 AUG 27 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 10/08/2009 05:39:26 PM

Reference No LI-090810-50BB9

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by a Principal Officer during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

We refer to the notification by a principal officer of the Company, Mr Anthony Julian Chin Yoke Sheng, on 27 July 2009 of his intention to deal in the securities of the Company during closed period.

The Company has today received a notification from Mr Anthony Julian Chin of his dealings in the securities of the Company, particulars of which are set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
10.08.2009	1.69	57,500	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

10 AUG 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

7 August 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy each of the announcements dated 6 August 2009 in relation to the following for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Dealings in Securities by Principal Officers during Closed Period; and

2) Intention to Deal in Securities by a Principal Officer during Closed Period.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

BURSA MALAYSIA

RECEIVED
2009 AUG 27 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 06/08/2009 05:46:27 PM

Reference No LI-090806-5AF3A

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by Principal Officers during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Chapter 14 of the Main Market Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 and Table 2 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1 - Exercise of Options pursuant to Executive Share Option Scheme ("ESOS")

Name of Principal Officers	Date of Exercise pursuant to ESOS	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Yasmin Weili Tan binti Abdullah	06.08.2009	1.33	5,000	Negligible

Table 2 - Disposal of Shares

Name of Principal Officers	Notice of Intention to Deal	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Tan Sin Chun	27.07.2009	06.08.2009	1.73	5,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

-6 AUG 2009

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 06/08/2009 05:46:27 PM

Reference No LI-090806-5AF3B

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

Company name * LION INDUSTRIES CORPORATION BERHAD

Stock name * LIONIND

Stock code * 4235

Contact person * Wong Phooi Lin

Designation * Secretary

Type * ● Announcement ○ Reply to query

Subject :* Intention to Deal in Securities by a Principal Officer during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

The Company is now in a closed period for dealings in its securities by its Directors and principal officers pending the announcement of its results for the fourth quarter ended 30 June 2009.

The Company has today received a notification from Encik Rahmat bin Ibrahim, a principal officer of the Company, of his intention to deal in the securities of the Company during closed period.

Encik Rahmat's current direct and indirect shareholdings in the Company are as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Direct Interest		Indirect Interest*	
Number of Shares	% of Issued Share Capital	Number of Shares	% of Issued Share Capital
10,000	Negligible	93,700	N/A

* Options granted pursuant to the Executive Share Option Scheme of Lion Industries Corporation Berhad ("LICB") to subscribe for ordinary shares in LICB.

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

-6 AUG 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

6 August 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2009 AUG 27 P 12:-3
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 5 August 2009, re: Dealings in Securities by Principal Officers during Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

RECEIVED

2009 AUG 27 P 12: 4

CORPORATE FINANCE

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 05/08/2009 06:01:17 PM

Reference No LI-090805-70D97

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by Principal Officers during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Chapter 14 of the Main Market Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 and Table 2 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1 - Exercise of Options pursuant to Executive Share Option Scheme ("ESOS")

Name of Principal Officers	Date of Exercise pursuant to ESOS	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Anthony Julian Chin Yoke Sheng	04.08.2009	1.330	29,200	Negligible
Kok Wai Hung	04.08.2009	1.037	4,500	Negligible
Tan Chitt Loo	04.08.2009	1.330	22,500	Negligible
Quah Le Ching	05.08.2009	1.037	31,500	Negligible

Table 2 - Disposal of Shares

Name of Principal Officers	Notice of Intention to Deal	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Ho Yun Tong	03.08.2009	05.08.2009	1.67	15,700	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

Attachment(s):- (please attach the attachments here)

....

Secretary

- 5 AUG 2009